August 7, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Jeffrey Gabor

Re:	Replimune Group, Inc.
Preliminary Proxy Statement on Schedule 14A
filed July 29, 2019
File No. 001-38596

Dear Mr. Gabor:

On behalf of our client, Replimune Group, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2019 (the “Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”).

On behalf of the Company, we are concurrently filing via EDGAR a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy”), which reflects the Company’s response below. We are also providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Revised Preliminary Proxy, including one version marked to show changes to the Preliminary Proxy. The Company intends to file a Definitive Proxy Statement on Schedule 14A with the Commission no later than Friday, August 9, 2019 in advance of the Company’s 2019 Annual Meeting of Stockholders, which is currently scheduled to be held on Wednesday, September 4, 2019.

For the convenience of the Staff, the Staff’s comment is set forth below in italics, followed by the Company’s response.

Proposal No. 2 — Amendment of Certificate of Incorporation, page 28

1.                                      We note that you are asking your stockholders to approve an amendment to your certificate of incorporation to remove Article Eleven, Section 2, which provides that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. We also note that Article Eleven, Section 1 of your certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation, including any “derivative action.” Given that you are proposing to eliminate Article Eleven, Section 2, please tell us whether Article Eleven, Section 1 will apply to actions

U.S. Securities and Exchange Commission

August 7, 2019

arising under the Securities Act, and, if it will, please tell us how you will inform investors in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also tell us whether Article Eleven, Section 1 applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If Article Eleven, Section 1 does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:  In response to the Staff’s comment, the Company has expanded Proposal No. 2 to provide for the amendment and restatement of Article Eleven, to clarify that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.  The revised proposal is set forth on Appendix A, marked against the proposal contained in the Preliminary Proxy.

In addition, in future filings the Company will include disclosure to the effect that a court could find that such provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Thank you for your prompt attention to the Company’s response to the Staff’s comment.  Please contact me at +44.20.3201.5690 or Benjamin Stein at 617.341.7775 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Timothy J. Corbett
Timothy J. Corbett

cc:                                Philip Astley-Sparke, Replimune Group, Inc.

Robert Coffin, Replimune Group, Inc.

U.S. Securities and Exchange Commission

August 7, 2019

Appendix A

Proposal No. 2

PROPOSAL NO. 2—AMENDMENT OF CERTIFICATE OF INCORPORATION

We are asking our stockholders to approve an amendment (the “Amendment”) of our certificate of incorporation. The following description is a summary only and is qualified in its entirety by reference to the complete text of the Amendment appended to this Proxy Statement as Appendix A, which we encourage our stockholders to read in its entirety.

The Amendment would ~~remove~~amend and restate Article Eleven~~, Section 2 from~~ of our certificate of incorporation. Currently, Article Eleven, Section 2 provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. On December 19, 2018, the Chancery Court of Delaware ruled that such exclusive federal forum provisions are invalid under Delaware law. ~~Therefore, the~~Additionally, the Amendment would provide that the Delaware exclusive forum provision set forth therein will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder, or otherwise limit the rights of any stockholder to bring any claim under such laws, rules or regulations in any United States federal district court of competent jurisdiction. The Board unanimously approved, and recommends that our stockholders approve, the Amendment to ~~remove the now invalid provision from our certificate of incorporation.~~ amend and restate Article Eleven.

The affirmative vote of at least seventy-five percent (75%) of the outstanding shares of our capital stock present in person or represented by proxy at the 2019 Annual Meeting and entitled to vote is required to approve the Amendment. An abstention is treated as present and entitled to vote and, therefore, has the effect of a vote “against” the Amendment. Broker non-votes will not be treated as votes cast for this purpose and, therefore, will not affect the outcome of the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT OF OUR CERTIFICATE OF INCORPORATION.

(PROPOSAL NO. 2 ON YOUR PROXY CARD)